Exhibit 99.1

ALPHA COMPUTE



SEPTEMBER · 2026

New Dawn of Sovereign Intelligence

Safe Harbor Statement

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including, without limitation, statements regarding our business strategy, future operations, financial position, projected results, plans, objectives, expectations, and intentions, are forward-looking statements. These forward-looking statements are based on current expectations, estimates, assumptions, and projections and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed or implied by such statements. Factors that could cause actual results to differ include, among others, market conditions, competitive developments, regulatory changes, operational risks, and other risks described in our filings with the SEC.

We undertake no obligation to update any forward-looking statements contained herein, except as required by law. Past performance is not indicative of future results. This presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities.

Brittany Kaiser

```
structgroup_info*group
intnblocks;
inti;
nblocks=(gidsetsize+NG
/*Makesurewealwaysall
nblocks=nblocks?:1;
group_info=kmalloc(siz
if(!group_info)
returnNULL;
group_info->ngroups=g
group_info->nblocks=nb
atomic_set(&group_info
if(gidsetsize<=NGROUP
group_info->blocks[0]=
else{
for(i=0;i<nblocks;i++){
gid_t*b;
(void*)__get_free_pa
)
out_undo_partial_a
_info->blocks[i]=b
```



ALPHA COMPUTE

Brittany Kaiser

CHIEF EXECUTIVE OFFICER

- Globally recognized authority on data rights, AI governance, and digital privacy; former Business Development Director at Cambridge Analytica and prominent whistleblower whose congressional testimony helped shape U.S. and EU data legislation.
- Author and internationally recognized speaker on AI ethics, sovereign data infrastructure, and enterprise privacy.
- Developed and managed three publicly-traded companies including the sale of Gryphon Digital Mining to American Bitcoin (Nasdaq: ABTC) in partnership with Hut 8. Fifteen years experience in Bitcoin Mining and data center acquisition and development.

How Did We Get Here?

OUR PERSONAL DATA

Meta

amazon

OpenAI

Google

X


Full Name
Date of Birth
Home Address
Email Address
Phone Number
Social Security Number
Government ID Number
Driver's License Number
Passport Number
IP Address
Device ID
Cookies and Tracking IDs
Browser Type
Operating System
Location Data
GPS Coordinates
Wi-Fi Network Info
Bluetooth Device Info
Purchase History
Credit Card Information
Bank Account Details
Payment History
Income Level
Employment Status
Job Title
Work Address
Education History
Academic Records
Health Insurance Information
Medical History
Medications
Allergies
Health Metrics
Biometric Data
Insurance Policy Details
Claims History
Vehicle Information
Photos and Images
Videos
Voice Recordings
Chat Messages
Call Logs

How Are We Unprotected?


Person 59%
Person 49%
Person 55%
Person 62%
Person 76%
Person 68%
Person 18%
Person 66%

“In the Age of AI, Trust is the Ultimate Currency.”

— Satya Nadella, CEO of Microsoft



Open Source AI

Jensen Huang @JensenHua... · 7/24/26

For my first post, I'm sharing a letter @NVIDIA signed on why open models matter.

AI will transform every industry, power every company, and be built by every country.

Open models strengthen safety and cybersecurity, accelerate innovation and diffusion, and enable sovereignty.

The world needs both frontier closed models and frontier open models.

images.nvidia.com/pdf/Open-Weigh...


Open Weights and
American AI Leadership

16K · 41K · 173K · 66M



Digital Trust is...

TRANSPARENCY

ACCOUNTABILITY

CONSENT

OWNERSHIP

SUSTAINABILITY

What is Confidential Compute?

A process that fully encrypts personal data while running AI models to prevent any third-party access.



We are Alpha Compute

Full Stack Soveriegn AI for Data Ownership

Software	Gaming, Finance, Healthcare, Government
Middleware	Data and Agentic Products
Hardware	GPU's, Ram, Storage, Networking, Racks, Liquid Cooling Equipment
Real Estate	Land & Data Centers
Energy	Energy rights, Mineral rights, Semi conductors, Storage, Batteries, Converters, Grid Connections

An operating holding company built on sovereign AI compute. We own the infrastructure that intelligence runs on and enforce privacy at the hardware level. From that backbone, we build, acquire and invest across four key industries

Alpha / Sovereign



Institutions and government run their most sensitive workloads with us. Data stays isolated at the hardware level, sealed inside the chip. Verifiable privacy, built into the silicon itself.

Alpha / Capital



GPU fleets cost more than equity can carry. We finance them through dedicated vehicles that turn hardware into yield. Capital built around the assets it generates, funding our growth.

Alpha / Studios



Studios is a creative hub for the discovery of media, IP and agentic solutions. We tell our story and our portfolio's across any format, forging cross-partnerships that reach into every industry.

Alpha / Games



Games are the proving ground for players, agents, and networks alike. We build worlds where people and intelligent agents play, compete, and connect. The network itself becomes the game.

Leadership with Institutional Credibility



Enzo Villani

EXECUTIVE CHAIRMAN
AND CHIEF INVESTMENT OFFICER

- Extensive background in corporate strategy, and enterprise technology. Responsible for overseeing financial architecture, investment strategy, operations, and risk management.
- Former Managing Director of Strategy at Nasdaq and Co-founder Nasdaq Global Corporate Solutions, Managing Partner of Alpha Sigma Capital, structured roll-ups in the financial technology and communications industries as chief strategy officer, managing over $1 billion in M&A transactions.



Yury Mitin

CHIEF BUSINESS
DEVELOPMENT OFFICER

- Leads commercial partnerships, enterprise client acquisition, and ecosystem development. Responsible for driving utilization of deployed GPU capacity and structuring multi-year offtake agreements.
- Founder and Managing Partner, RSV Capital Partners. Executed over $500 million in secondary market investment SPVs including Telegram, Etoro, and TradingView.



Wes Levitt, CFA

CHIEF FINANCIAL OFFICER

- Seasoned financial executive responsible for overseeing all aspects of financial accounting, reporting, and SEC regulatory filings, while driving capital structure strategy, treasury management, and investor relations for the company.
- Portfolio manager at digital assets multi-strat hedge fund, Chief Strategy Officer at Theta Labs. Former private equity real estate fund manager. Extensive experience in financial modeling and engineering.

Additional Business Line Leadership



Tom Richer

EXECUTIVE VICE PRESIDENT & GM,
GLOBAL INFRASTRUCTURE SERVICES

- Leads the global infrastructure business end to end from sales, deal structuring, delivery, to customer success, and will lead enterprise go-to-market execution for Alpha / Sovereign. Former IBM, HPE, & Deloitte. MBA from Cornell University.



Anne Schoofs

VICE PRESIDENT, CLIENT SUCCESS, GLOBAL
INFRASTRUCTURE BUSINESS

- Seasoned commercial leader with deep experience managing global accounts and executing complex data, AI and infrastructure initiatives across multibillion-dollar organizations-Google, Wipro, Atos, Walmart, NielsenIQ, Sprint/T-Mobile. Graduate of Harvard University, founder of Harvard's Varsity Women's Golf Team.



Sam Ibrahim

VICE PRESIDENT, CHANNEL PARTNERSHIPS, GLOBAL
INFRASTRUCTURE BUSINESS

- Global partnerships and alliances executive with nearly four decades of experience building Tier-I cloud and infrastructure channel businesses at IBM, Dell, AWS, Navisite, and Microsoft. BBA in MIS from Pace University.



Jose Rios

ADVISOR, GLOBAL
INFRASTRUCTURE BUSINESS

- Rios is the former Vice President and General Manager of Custom Solutions (Data Center and AI) at Intel, with roughly 25 years in compute infrastructure and silicon. At Intel, he led data center programs and custom silicon efforts spanning gaming, autonomous driving, and the Blockscale ASIC, the first Bitcoin mining chip designed and manufactured outside Asia.



Martin Zakovec

CEO
ALPHA GAMES

- Serves as CEO of GAMEE, the high-engagement mobile gaming platform recently acquired by Alpha Compute to serve as the foundation for the new AI-driven Alpha Games division.



Bozena Rezab

CO-FOUNDER & ADVISOR
ALPHA GAMES

- Co-founder and former CEO of GAMEE, bringing extensive expertise in blockchain gaming, web3 community building, and digital property rights to her advisory role following Alpha Compute's majority acquisition. Previously drove YouTube growth across European markets.



Chris Raleigh

CHIEF CREATIVE OFFICER
ALPHA STUDIOS

- Veteran creative technologist shaping the frontier of new media and immersive storytelling. Deep experience at tech-first agencies and consultancies including R/GA and Code & Theory.

Key Independent Board Members



F. Daniel Siciliano

INDEPENDENT DIRECTOR, AUDIT COMMITTEE CHAIR,
CORPORATE GOVERNANCE COMMITTEE CHAIR

- Distinguished academic and policy expert bringing governance expertise from the intersection of law, technology, and public policy.



Mike Huskins

BOARD OF DIRECTORS
AND AUDIT COMMITTEE.

- Independent director and member of the Audit Committee, providing expertise across operational execution and audit oversight as the company scales its Global Infrastructure Business and Alpha/Sovereign division.



Michael Terpin

INDEPENDENT BOARD MEMBER

- Pioneering blockchain investor and entrepreneur. Founder of Transform Group, which launched 37% of alt-coin market.

Current State of Play

BUSINESS UPDATE AS OF JUNE 2026

TOTAL ASSETS	TOTAL EQUITY	ANNUAL REVENUE	GAMEE Users
$79.2M	$34.8M	$23M	120M+

Infrastructure

ALPHA-01 live	504 NVIDIA B200s, Canada -100% Hydro
ALPHA-02 in progress:	576 NVIDIA B200s, Sweden
1000+	Blackwell GPUs across two facilities

Contracted Revenue

$32.2M	Two-year off-take with a frontier AI lab
$16.1M	APR from a dedicated B200 cluster
$7.5M	Upfront reservation payment secured

GAMEE Acquisition

60%	Stake from Animca Brands (518M implied)
120M+	Users across Telegram & mobile
Forms Alpha Games	AI gaming divsion

Bridge to Projected Revenue


$17.40M
504 B200 chips
[Alpha 01 Cluster]
$19.92M
576 B300 chips
[Alpha 02 Cluster]
$5.72M
2026
GAMEE Revenue
$43.04M
Cluster 1
Cluster 2
GAMEE Acquisition
Total ALP Revenue

Total Market Capitalization of AI Infrastructure Sector

$18.8T

$12.5T
Hyperscalers

amazon, ORACLE, Meta, Alphabet, Microsoft

$111B
Neoclouds

CoreWeave, ALPHA COMPUTE, NEBIUS

$70B
AI-Native Developers & Operators

APPLIED DIGITAL, BIT DIGITAL, BITDEER, Cipher Digital, HIVE, CleanSpark, MARA, HUT 8, CORE SCIENTIFIC, TERAWULF

$6.1T
Compute Manufacturing

AMD, NVIDIA

AI Subsector Comparative Valuation - EV / Revenue Multiples 2026



Hyperscalers
Neoclouds
AI-Native Developers
3.5x
8.0x
6.6x
11.2x
6.4x
7.3x
19.8x
2.5x
40.2x
14.2x
7.0x
19.9x
38.2x
Average: 14.2x
Median: 8.0x
amazon
Alphabet
Meta
Microsoft
ORACLE
CoreWeave
NEBIUS
HIVE
HUT8
APPLIED DIGITAL
BIT DIGITAL
TERAWULF

Source: Factset, data as of 9/11/26

Material Dislocation in ALP Market Value vs. Peer Set

ALPHA COMPUTE


$326.6M
Implied Valuation
$23 M contracted revenue
x 14.2x EV / Revenue
(peer set average)
-52x undervalued
$6.3M[1]
Current Valuation

Note: (1) Current valuation reflects Alpha Compute Corp. market capitalization as of 9/11/26; enterprise value is not applicable in this analysis.

Deployment Roadmap: Path to $72M Annual Revenue

$72M Annually

Combined Revenue Target $6M per month for currently contracted four clusters

2026

MAY	SEPTEMBER	NOVEMBER	NOVEMBER
Canada B200 (504 chips)	**Sweden** B300 at AtNorth/Equinix (576 chips)	**USA** B300 Expansion (1,000+ chips, ROFR)	**USA** B300 Expansion (1,000+ chips, ROFR)
DEPLOYED AND LIVE CLUSTER: ALPHA-001	CLUSTER: ALPHA-002	CLUSTER: ALPHA-003	CLUSTER: ALPHA-004

Our Pipeline

$1.5B Pipeline

$1B+	$78-$135M	$135-$270M	$95M
4,000+ GB300 GPUs training cluster	Robotics training cluster	AI Training cluster	AI Inference cluster
AI training lab [$1B Valuation] for self-learning AI	AI compute aggregator with robotics focused end customer	AI infrastructure provider with $140M in revenue	Asian based national telecoms [$14B+ valuation] infrastructure provider

Our Future

YEARS	1	2	5
	$100 million in revenue	$1 billion / year	$10 billion / year

Thank You

ALPHA COMPUTE